Liliane Corzo Senior Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 486-9392 Tel (213) 486-9041 Fax lzc@capgroup.com thecapitalgroup.com

June 26, 2015

VIA ELECTRONIC MAIL AND OVERNIGHT MAIL

Alison White

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-8629

Re:	American Funds Retirement Income Portfolio Series (the “Series”)
File Nos. 333-203797 and 811-23053

Dear Ms. White:

This letter is in response to the oral comments you provided on June 25, 2015, regarding the Amendments No. 1 to the Registration Statement on Form N-1A, we hereby file Pre-Effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 2 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (such amendments, collectively, the “Amendment”) pursuant to Rule 472 of the 1933 Act. We appreciate your prompt response to the previous filing.

Our responses to your comments are set forth below. The Amendment reflects additional information that was not contained in the initial Registration Statement.

Prospectus

Principal investment strategies

1.	The fund makes reference to producing “regular cash flows”. Please include disclosure as to the amount of such anticipated cash flows.

Response: We have updated the disclosure to address this comment by deleting the reference to regular cash flows. Please note that we have updated the disclosure for the Conservative, Moderate and Enhanced Portfolios.

Purchase and sale of fund shares

2.	Please clarify that redemptions can be made on “any business day.” See item 6(b) of Form N-1 A.

Response: We have updated the disclosure to address this comment. Please note that we have updated the disclosure for the Conservative, Moderate and Enhanced Portfolios.

Investment objective, strategies and risks

3.	Please disclose the management fees to be paid by each fund in this section as required by Item 10(a)(ii)(A) of Form N-1A. In addition, please include the statement required by Item 10(a)(1)(iii) of Form N-1A..

Response: We have updated the disclosure to address this comment.

Choosing a share class

4.	Please disclose in the prospectus the summary of the differences between the F-1 and F-2 shares and the R-1, R-2, R-2E. R-3, R-4, R-5 and R-6 shares.

Response: We have updated the disclosure to address this comment and disclosed such summary.

Statement of Additional Information

Fundamental policies – additional information about fundamental policies – Fundamental policy 1f

5.	Please disclose that in determining compliance with its concentration policy, each portfolio will consider the securities held by the underlying fund in which it invests.

Response: We have updated the disclosure to address this comment.

Pursuant to Rule 461 under the 1933 Act and on behalf of the Series and the Series’ principal underwriter, American Funds Distributors, Inc., we respectfully request that the effectiveness of the Series’ Registration Statement be accelerated to June 30, 2015.

If you have any questions, please do not hesitate to contact me at (213) 486-9392.

Sincerely,

Liliane Corzo